

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2021

Gary Campbell
Chief Executive Officer
Cytta Corp.
5450 W Sahara Avenue, Suite 300A
Las Vegas, NV 89146

> **Re: Cytta Corp.**
> **Registration Statement on Form S-1**
> **Filed June 28, 2021**
> **File No. 333-257458**

Dear Mr. Campbell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

We have a single customer..., page 10

1. Please revise the heading of this risk factor to clarify that three customers account for the majority of your revenues. Also, identify these customers and disclose the material terms of your agreements with these customers, including the term and termination provisions.

Market for Common Equity and Related Stockholder Matters, page 14

2. Please disclose the range of high and low bid information for each full quarterly period within the two most recent fiscal years and the six months ended March 31, 2021. Refer to Item 201(a)(1)(iii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
For the Six-Month Periods Ended March 31, 2020 and 2021, page 19

3.   Please explain why cost of goods sold was 0% during the six months ended March 31, 2020. In this regard, we note that cost of goods sold was 49.6% for the 12 months ended September 30, 2020.

4.   Refer to your Statements of Operations on page F-15. Please provide a breakdown of expenses which total $855,737 included in "General and Administrative Expenses-Other."

Liquidity and Capital Resources, page 20

5.   Your disclosure that you raised an additional $322,500 from the sale of 645,000 shares of Series E Preferred Stock at $0.05 per share is inconsistent with your disclosure elsewhere in the prospectus that you sold 6,450,000 shares of Series E Preferred Stock at $0.05 per share. Please revise or advise.

Business and Recent Developments
State & Federal (FEMA - Federal Emergency Management Agency), page 27

6.   Please clarify whether FEMA is an existing customer of the Company or explain how it contributes materially to your business.

ISR (Intelligence, Surveillance, and Reconnaissance) Marketplace, page 30

7.   Please disclose the source for the list of firms seeking to enter the ISR technologies market.

Management, page 33

8.   Please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Messrs. Campbell and Stephansen should serve as directors. Refer to Item 401(e)(1) of Regulation S-K. Also, disclose the period during which Mr. Collins has served as an executive officer and his business experience during the past five years. Refer to Item 401 of Regulation S-K.

Term of Office, page 34

9.   We note your statement that no officers or directors have been involved in certain legal proceedings during the past five years. Please disclose whether any officers or directors have been involved in such legal proceedings during the past ten years. Refer to Item 401(f) of Regulation S-K.

Certain Relationships and Related Transactions, page 37

10.   Please disclose the agreement with a related party referred to in the risk factor on page 10 and file this agreement as an exhibit to your registration statement. Refer to Items 404(d) and 601(b)(10)(ii)(A) of Regulation S-K.

Legal Proceedings, page 41

11.   Please state the relief sought by Plaintiff. Please refer to Item 103(a) of Regulation S-K.

Item 14. Indemnification of Directors and Officers, page 44

12.   You disclose here and in the undertakings section that your certificate of incorporation limits the liability of your directors and officers to the maximum extent permitted by Utah law. Please tell us why you refer to Utah law when it appears that the Company is incorporated in the State of Nevada.

Item 15. Recent Sales of Unregistered Securities, page 44

13.   Please disclose the issuance of 2,750,000 shares of restricted common stock to consultants on May 17, 2021 described on page F-24.

Signatures, page 52

14.   Please disclose each capacity in which Mr. Campbell is signing the registration statement and clarify whether he is also signing the registration statement as the principal accounting officer. Refer to the signatures section of Form S-1.

Financial Statements
Statement of Operations, page F-4

15.   Please separately present in the Statements of Operations revenues from related parties for all periods presented.

Note 3 - Summary of Significant Accounting Policies
Concentration of Credit Risk, page F-10

16.   Please discuss your vulnerability due to certain customer concentrations. We note on page 10 that three customers, including a related party, accounted for your total revenues as of March 31, 2021.

Note 6 - Stockholders' Equity, page F-12

17.   Please disclose the terms of the underlying agreement for the technology that you acquired from your CTO. Make clear how you accounted for its cost in the financial statements. We note that you issued 20 million shares valued at $.025 per share for such technology as disclosed hereunder and on page 48, and 9 million shares on January 2, 2019 (page 45). Also refer to Exhibit 10.5 Memorandum of Addendum to Technology Access Agreement in connection with your response.

General

18.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Technology

cc: Lance Brunson